                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                  FORM N-17f-2

 CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY
                       OF MANAGEMENT INVESTMENT COMPANIES

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1.   Investment Company Act File Number:                                     Date examination completed:
     811-09599                                                                         December 31, 2004
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2.   State Identification Number:
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

AL                    AK                  AZ                   AR                  CA                  CO
-----------------------------------------------------------------------------------------------------------
CT                    DE                  DC                   FL                  GA                  HI
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ID                    IL                  IN                   IA                  KS                  KY
-----------------------------------------------------------------------------------------------------------
LA                    ME                  MD                   MA None             MI                  MN
-----------------------------------------------------------------------------------------------------------
MS                    MO                  MT                   NE                  NV                  NH
-----------------------------------------------------------------------------------------------------------
NJ                    NM                  NY                   NC                  ND                  OH
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OK                    OR                  PA                   RI                  SC                  SD
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TN                    TX                  UT                   VT                  VA                  WA
-----------------------------------------------------------------------------------------------------------
WV                    WI                  WY                   PUERTO RICO
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Other (specify): [ ]
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 3.   Exact name of investment company as specified in registration statement:
         State Street Master Funds
-----------------------------------------------------------------------------------------------------------
 4.   Address of principal executive office:  (number, street, city, state, zip code)
      P.O. Box 5049 Boston, MA 02206
-----------------------------------------------------------------------------------------------------------


INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
1. All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

             Report of Independent Registered Public Accounting Firm


To the Board of Trustees of
State Street Master Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that State Street Equity 500 Index Portfolio (the "Portfolio") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of December 31, 2004. Management is responsible for the Portfolio's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Portfolio's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Portfolio's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2004, and with respect to agreement of security purchases and sales, for the period from November 30, 2004 through December 31, 2004:

o Confirmation of securities held by institutions in book entry form at the Depository Trust Company;

o Reconciliation of all such securities to the books and records of the Portfolio and State Street Bank & Trust.

o Agreement of a sample of security purchases and security sales since our last report from the books and records of the Portfolio to subsequent cash settlement activity.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolio's compliance with specified requirements.

In our opinion, management's assertion that State Street Equity 500 Index Portfolio complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2004, with respect to securities reflected in the investment accounts of the Portfolio is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Portfolio and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



                                              Ernst & Young LLP

Boston, Massachusetts
May 27, 2005

             MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
                PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940



We, as members of management of State Street Equity 500 Index Portfolio (the "Portfolio"), are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We also are responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Portfolio's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2004 and from November 30, 2004 through December 31, 2004.

Based on this evaluation, we assert that the Portfolio was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2004 and from November 30, 2004 through December 30, 2004 with respect to securities reflected in the investment accounts of the Portfolio.






--------------------------------
Karen Gillogly
Treasurer
State Street Master Funds

             Report of Independent Registered Public Accounting Firm


To the Board of Trustees of
State Street Master Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that State Street MSCI EAFE Index Portfolio (the "Portfolio") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of December 31, 2004. Management is responsible for the Portfolio's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Portfolio's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Portfolio's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2004, and with respect to agreement of security purchases and sales, for the period from November 30, 2004 through December 31, 2004:

o Confirmation of securities held by sub-custodian banks on behalf of State Street Bank & Trust (Custodian);

o Reconciliation of all such securities to the books and records of the Portfolio and State Street Bank & Trust.

o Agreement of a sample of security purchases and security sales since our last report from the books and records of the Portfolio to subsequent cash settlement activity.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolio's compliance with specified requirements.

In our opinion, management's assertion that State Street MSCI EAFE Index Portfolio complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2004, with respect to securities reflected in the investment accounts of the Portfolio, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Portfolio and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



                                                 Ernst & Young LLP

Boston, Massachusetts
May 27, 2005

             MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
                PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940



We, as members of management of State Street MSCI EAFE Index Portfolio (the "Portfolio"), are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We also are responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Portfolio's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2004 and from November 30, 2004 through December 31, 2004.

Based on this evaluation, we assert that the Portfolio was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2004 and from November 30, 2004 through December 31, 2004 with respect to securities reflected in the investment accounts of the Portfolio.





-------------------------------------
Karen Gillogly
Treasurer
State Street Master Funds

             Report of Independent Registered Public Accounting Firm


To the Board of Trustees of
State Street Master Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that State Street Money Market Portfolio (the "Portfolio") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of December 31, 2004. Management is responsible for the Portfolio's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Portfolio's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Portfolio's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2004, and with respect to agreement of security purchases and sales, for the period from November 30, 2004 through December 31, 2004:

o Confirmation of securities held by institutions in book entry form at the Depository Trust Company and the Federal Reserve Bank;

o Reconciliation of all such securities to the books and records of the Portfolio and State Street Bank & Trust.

o Agreement of a sample of security purchases and security sales since our last report from the books and records of the Portfolio to subsequent cash settlement activity.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolio's compliance with specified requirements.

In our opinion, management's assertion that State Street Money Market Portfolio complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2004, with respect to securities reflected in the investment accounts of the Portfolio is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Portfolio and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



                                              Ernst & Young LLP

Boston, Massachusetts
May 27, 2005

             MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
                PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940




We, as members of management of State Street Money Market Portfolio (the "Portfolio"), are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We also are responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Portfolio's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2004 and from November 30, 2004 through December 31, 2004.

Based on this evaluation, we assert that the Portfolio was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2004 and from November 30, 2004 through December 31, 2004 with respect to securities reflected in the investment accounts of the Portfolio.







------------------------------
Karen Gillogly
Treasurer
State Street Master Funds